UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April, 2019

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on April 26, 2019.

BUENOS AIRES, April 26, 2019

Comisión Nacional de Valores

Notice: CPSA-GG-N-0217-19-AL
Subject: Relevant Fact

Ladies and gentlemen,

I hereby address You in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) following the Relevant Fact dated February 27, 2019 related to the award of the National and International Public Tender No. CTBL 1/2018 (the "Tender") convened by INTEGRACION ENERGETICA ARGENTINA SOCIEDAD ANONYMOUS ("IEASA").

In this regard, as reported in the notice mentioned above, the transfer of the goodwill was subject to the fulfillment of certain conditions that Central Puerto considers, have not been met at the original date foreseen for said transfer. Likewise, the parties have not agreed yet on an extension for the fulfillment of those conditions, which was duly noted by Central Puerto in a notification sent to IEASA on April 26, 2019.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 26, 2019	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact